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                             November 30, 2023

       Michael Wang
       Co-Chief Executive Officer
       Ispire Technology Inc.
       19700 Magellan Drive
       Los Angeles, CA 90502

                                                        Re: Ispire Technology
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
27, 2023
                                                            CIK No. 0001948455

       Dear Michael Wang:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at 202-551-4985 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing